Exhibit 99.1

Statoil ASA: Notice of Annual General Meeting

The annual general meeting of Statoil ASA (OSE:STL, NYSE:STO) will be held on 11 May 2017 at 17:00 at Statoil Business Center, Forusbeen 50, 4035 Stavanger, Norway.

Notice of the annual general meeting is attached hereto.

This information is subject to the disclosure requirements pursuant to section 5 -12 of the Norwegian Securities Trading Act.

Attachments:

http://www.globenewswire.com/NewsRoom/AttachmentNg/1de7f63a-6b56-40f9-81d2-370d25efd5e1